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               CIGNA CORPORATION ANNOUNCES TENDER OFFER EXTENSION

PHILADELPHIA, PA, June 2, 1997 -- CIGNA Corporation (NYSE:CI) announced today that its indirect wholly owned subsidiary, CHC Acquisition Corp., is extending its offer to purchase all outstanding shares of common stock of Healthsource, Inc. (NYSE:HS) for $21.75 per share, net to the seller in cash, until 12:00 midnight, New York City time on Friday, June 20, 1997. The offer had previously been scheduled to expire on May 30, 1997. The terms of the extended offer otherwise remain the same as those of the original offer as set forth in the offering materials filed with the Securities and Exchange Commission on March 6, 1997. The offer is being extended because certain required state regulatory approvals have not yet been obtained.

According to IBJ Schroder Bank & Trust Company, the depositary for the offer, as of the close of business on May 30, 1997, 62,166,950 shares of Healthsource, Inc. common stock had been validly tendered and not withdrawn pursuant to the offer, including 4,331,132 shares tendered pursuant to notices of guaranteed delivery.

The Information Agent for the offer is Georgeson & Company, Inc. and questions about the tender offer may be addressed to them at 800.223.2064. The Dealer Managers are Goldman, Sachs & Co. and questions may be addressed to them at 212.902.1000.

CIGNA Corporation, with 1996 assets of $99 billion and revenues of $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally.